March 11, 2014
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of Disclosure Filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Seven Seas Cruises S. DE R.L. has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the U.S. Securities and Exchange Commission on March 11, 2014. This disclosure can be found on pages 48-49 of the Annual Report on Form 10-K and is incorporated by reference herein. Seven Seas Cruises S. DE R.L. made such disclosure based on information provided by other companies that may be deemed to be under common control with Seven Seas Cruises S. DE R.L., and not because of any conduct by Seven Seas Cruises S. DE R.L.
Very truly yours,

SEVEN SEAS CRUISES S. DE R.L.

/s/ JASON M. MONTAGUE
Jason M. Montague, Executive Vice President and Chief
Financial Officer